Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Fushi Copperweld, Inc.:

We consent to the incorporation by reference in the registration statement on Form S-3/A (No. 333-160449) of Fushi Copperweld, Inc. of our reports dated March 14 , 2012, with respect to the consolidated balance sheets of Fushi Copperweld, Inc. and subsidiaries as of December 31, 2011 and 2010, and the related consolidated statements of comprehensive income, changes in equity, and cash flows for the years then ended, and the effectiveness of internal control over financial reporting as of December 31, 2011, which reports appear in the December 31, 2011 annual report on Form 10-K of Fushi Copperweld, Inc..

/s/ KPMG

Hong Kong, China

March 14, 2012